Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

07027391

10 October 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Craig van der Laan de Vries
Company Secretary

10/19

{CW 00029256}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

28 September 2007

Dear Sir or Madam

Section 228A Companies Act 1985 Exemption

Brambles Limited is a company incorporated in Australia. It has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange.

Brambles Limited has 40 indirect subsidiaries in the UK. The companies listed in the Schedule (**UK Companies**) to this letter are incorporated in the UK and entitled to take advantage of the exemption from preparing group accounts under S228A of the Companies Act 1985, on the grounds that they are included in the non-EEA group accounts of Brambles Limited.

Brambles Limited is the parent undertaking of the largest and smallest group for which group financial statements are being prepared during the year ended 30 June 2007 for the UK Companies.

I enclose a copy of the Brambles Limited 2007 group accounts and annual report on them. This document is provided by Brambles Limited on behalf of the UK Companies pursuant to S228A(2)(e).

If you have any queries, please contact me on +61 (0)2 9256 5271 or robert.gerrard@brambles.com.

Yours faithfully

Robert Gerrard – Senior Counsel
Brambles Limited

{CW 00029272}

Schedule

Name	Registered Number
BFIM Ltd	5963809
BFIM No. 2 Ltd	6015155
BFIS No. 2 Limited	6015162
BFIS Unlimited	5963886
BHU Nominees Ltd	5996982
BIS UK Limited	3288924
Brambles Central Asia Ltd	3135883
Brambles Enterprise Pension Trustee Ltd	5720803
Brambles Enterprises Limited	2330378
Brambles Europe Limited	1545475
Brambles Finance plc	4578621
Brambles Global Limited	4154109
Brambles Holdings (UK) Limited	4166881
Brambles Holdings Unlimited	5961813
Brambles Industries plc	4134697
Brambles Investment Holdings Limited	4827000
Brambles Investment Nominees Ltd	5996977
Brambles Investment Unlimited	5963795
Brambles Investments plc	2258525
Brambles Nominees Limited	4789602
Brambles Officers Limited	4210041
Brambles Pension Trustee Limited	1880299
Brambles Securities plc	2670963
Brambles U.K. Limited	1531838
CHEP UK Limited	197807
Cyan Logistics Limited	3486266
Econofreight Heavy Transport Limited	2009477
Econofreight Project Management Ltd	3293641
Polybulk Limited	618824
Rail Car Services Limited	331363
Recall (London) Limited	4119880
Recall Coventry Limited	4508355
Recall GQ Limited	2457556
Recall Limited	1331798
Recall Shredding Limited	3922558
Recall Total Information Management Ltd	1136000
Technological and Management Services Ltd	3486435
TMG Limited	1556775
Wagon Repairs Limited	1616328
Wrekin Roadways Limited	1463843

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

Ref

27/9/07

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **280**

Notification of
share buy-back details

Corporations Act 2001
257C(3), 257D(3), 257E

Company name **BRAMBLES LIMITED**

A.C.N. **118 896 021**

- Attach this form to the share buy-back documents to be lodged and use a separate form for each share buy-back lodgment requirement.

Type of share buy-back

(tick the appropriate box)

☐ Employee share scheme over 10/12 limit

☒ **On-Market over 10/12 limit**

☐ Equal access scheme within 10/12 limit

☐ Equal access scheme over 10/12 limit

☐ Selective Buy-back

Shareholders meeting [S.257C(3), S.257D(3)]

Proposed date of meeting (not applicable in the case of an Equal access scheme within 10/12 limit).

(d/m/y) 16 November 2007

Documents lodged

(tick box applicable)

☒ **Subsection 257C(3) - Shareholder approval if the 10/12 limit exceeded.**

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257D(3) - Selective buy-back.

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257E - Equal access scheme and selective buy-back

Attach documents setting out the terms of the offer and any document that is to accompany the offer.

Note: If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked **"A" (Notice of Meeting and Explanatory Statement)** are true copies.

print name **Craig van der Laan de Vries** capacity **Company Secretary**

sign here [signature] date 27 September 2007

Small Business (less than 20 employees), please provide an *estimate* of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

		Employee share scheme		On-Market		Equal access scheme		
Procedures (and sections applied)	Minimum holding	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	Selective buy-back
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy-back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A Form 281 must be used in the case of an employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purpose of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

This is annexure "A" of 12 pages referred to in Form 280 – Notification of share buy-back details

Notice of Annual General Meeting

Craig van der Laan de Vries

Dated: 27 September 2007

Brambles

Brambles Limited
2007 Notice of Annual General Meeting

Brambles Limited
ACN 118 896 021

Level 40, Gateway, 1 Macquarie Place
Sydney NSW 2000 Australia

Brambles' global headquarters
are in Sydney, Australia



21 September 2007

Dear fellow Shareholder,

Brambles again delivered strong financial results in the 2007 financial year, continuing to drive solid profit growth from CHEP and Recall while completing the divestment programme and unifying its dual listed companies structure.

Following the announcement of our restructuring in November 2005, we realised proceeds of US$3.6 billion from the divestment programme, well above our original expectations. In parallel, since March 2006, we have utilised US$3.4 billion in various capital management initiatives. Brambles has continued to generate strong cash flow and we intend to continue our on-market buy-back programme in the 2008 financial year, should appropriate opportunities arise.

Throughout this period of transformation, we have remained focussed on realising the potential of CHEP and Recall. Mike Ihlein, who commenced as our new Chief Executive Officer on 1 July 2007, recently outlined his vision of the significant opportunities we see for Brambles to accelerate profitable growth. He also recognised the importance of achieving sustainable double digit revenue growth in the medium to long term. While the challenges should not be underestimated, the opportunities for Brambles are substantial and exciting, and their realisation will continue to be a major focus.

As you would know, David Turner retired as Chief Executive Officer on 30 June 2007. I believe all shareholders will agree that David made an outstanding contribution to Brambles during a period of substantial change. His leadership was crucial to the success of the restructuring of Brambles and he has played a key role in laying firm foundations for Brambles' future success. On behalf of all shareholders, I would like to thank David for his excellent performance as Chief Executive Officer and wish him all the best for the future.

I have the pleasure of enclosing the Notice convening our 2007 Annual General Meeting, which will be held at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007, commencing at 10.00 am. Most of the items of business in the Notice will be familiar to you, including the motion to approve the Remuneration Report.

There is also a resolution to refresh Brambles' on-market buy-back authorisation, which I referred to above. This will allow up to a further 10 per cent of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. Full details appear in the Explanatory Statement forming part of the Notice.

Also enclosed is a shareholder question form. This is designed to give shareholders an opportunity to raise questions ahead of the meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the auditors' report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting or, if there is insufficient time, in a dedicated area on our website.

Also enclosed is a form which allows you to elect to receive future notices of meetings, annual reports and other shareholder communications by hard copy or electronically. Please complete the form and mail it in the reply-paid envelope provided or select your communication option on-line as described in the form.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed proxy form in the reply-paid envelope provided. Alternatively, you may register your proxy appointment and voting instructions using the share registry's website www.linkmarketservices.com.au, or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving the Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all shareholders' meetings of Brambles. Whether you hold your CDIs through the corporate nominee service operated by Lloyds TSB Registrars Corporate Nominee Limited, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Lloyds TSB Registrars' website www.sharevote.co.uk, or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out in the enclosed Notice.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes and the Explanatory Statement are in the best interest of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for light refreshments at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

Don Argus AO
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of the shareholders of Brambles Limited will be held at **The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007 at 10.00 am Australian Eastern Standard Time (AEST)** for the purpose of transacting the items of business set out below. Registration will open at 9.00 am (AEST).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below.

Resolutions 1 to 9 inclusive will be proposed as ordinary resolutions.

Items of Business

Financial Statements

1. "To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2007."

Remuneration Report

2. "To adopt the Remuneration Report for Brambles for the year ended 30 June 2007."

Election of new Director

The following Director, having been appointed by the Board since the last annual general meeting and, being eligible, submits himself for election as a Director.

3. "That Mr D A Mezzanotte be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

4. "That Mr S P Johns be re-elected to the Board of Brambles."
5. "That Mr C L Mayhew be re-elected to the Board of Brambles."
6. "That Mr J Nasser AO be re-elected to the Board of Brambles."

Share Plans

7. "That the participation by Mr M F Ihlein until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any votes cast on resolution 7 by:

- Mr M F Ihlein; and
- any other Director who is eligible to participate in any employee incentive scheme of Brambles,

and by any of their associates.

However, Brambles will not disregard a vote if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form, or by the Chairman of the meeting, as proxy for a shareholder who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. "That the participation by Ms E Doherty until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any vote cast on resolution 8 by:

- Ms E Doherty; and
- any Director who is eligible to participate in any employee incentive scheme of Brambles,

and by any of their associates.

However, Brambles will not disregard a vote if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Authorisation of on-market share buy-backs

9. "That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 141,903,916, being 10% of the total shares on issue in Brambles as at 12 September 2007; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

By order of the Board
Brambles Limited

Craig van der Laan
Company Secretary

21 September 2007

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

EXPLANATORY NOTES

Explanatory notes on the items of business to be considered at the meeting follow.

Resolution 1 – Financial statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting of shareholders. Shareholders will have received copies of these reports in the form of the 2007 Brambles Annual Report unless they have elected otherwise. The 2007 Brambles Annual Report has been posted on the Brambles website at www.brambles.com.

Shareholders will be provided with the reasonable opportunity to ask questions about the 2007 Brambles Annual Report or about the management of Brambles generally.

Resolution 2 – Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) requires a resolution that the remuneration report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Brambles Remuneration Report, which forms part of the Directors' Report, is set out on pages 58 to 80 of the 2007 Brambles Annual Report and can also be found on Brambles website at www.brambles.com. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with the reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Resolutions 3 to 6 – Election of new Director and re-election of Directors

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its charter, during the year the Nominations Committee identified Mr D A Mezzanotte as an additional Director. The Board unanimously approved his appointment with effect from 1 January 2007 and, under the Brambles constitution, he holds office until the end of the 2007 Annual General Meeting. Mr D A Mezzanotte is eligible for election and it is proposed that he be elected as a Director. Mr D A Mezzanotte has entered into an agreement under which he will remain with the Group until 30 June 2008. Further details are set out in the Remuneration Report, which forms part of the 2007 Brambles Annual Report.

Mr H-O Henkel, Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO retire by rotation. Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO offer themselves for re-election. Mr D J Turner has decided to retire and Mr H-O Henkel has decided not to stand for re-election. Both Mr D J Turner and Mr H-O Henkel will retire from the Board at the end of the Annual General Meeting.

Prior to recommending the re-election of Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO, the Nominations Committee reviewed their performance as Directors of Brambles and unanimously recommended their proposed re-election. Having received and considered the recommendation from the Nominations Committee, the Board unanimously recommends to shareholders the re-election of Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO.

Each of the Non-executive Directors who is seeking re-election is considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors, on page 51.

Brief biographical details of, and a statement from each of the Directors standing for election or re-election, are given below.



Mr D A Mezzanotte

Executive Director and Chief Operating Officer, CHEP (age 52)

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr D A Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007.

Mr Mezzanotte says: "I joined CHEP six years ago and have served as Chief Operating Officer for the past two years. CHEP contributes the great majority of Brambles' total sales and comparable operating profit and I therefore have extensive knowledge of Brambles' largest business. I believe this experience, and my previous senior roles at Honeywell, Allied Signal and DuPont, mean I can make an important contribution to the Brambles Board."

The Board recommends the election of Mr D A Mezzanotte.



Mr S P Johns
Non-executive Director (age 60)
Chairman of the Audit Committee and member of the Nominations Committee.

Mr S P Johns has been a Director of Brambles since August 2004. He had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He was appointed an executive director of Westfield Holdings Limited and the Westfield Trust in 1985, and the Westfield America Trust on its listing in 1996. He became a non-executive director of the three Westfield boards in October 2003. Mr S P Johns is currently a non-executive director of the Westfield Group, which resulted from the merger of the three listed entities in July 2004. He is Chairman of Spark Infrastructure Group, which was listed on the ASX in December 2005 and a director of Sydney Symphony Orchestra Holdings Pty Limited. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

Mr Johns says: "An important role for the Board is to oversee the management and control of Brambles. As part of this function, the Board reviews the financial disciplines of the Group. I have been a Director of Brambles for the past three years and am Chairman of the Audit Committee. I believe my background gives me the experience to add value to the Brambles Board."

The Board recommends the re-election of Mr S P Johns.



Mr C L Mayhew
Non-executive Director (age 54)
Chairman of the Remuneration Committee.

Appointed a Director of Brambles in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. He was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London.

Mr Mayhew says: "One of Brambles' Shared Values is "all things begin with the customer". CHEP has over 300,000 customer relationships and Recall has more than 80,000 customers. I have worked in senior positions at Thomas Cook and British Airways, as Managing Director of John Lewis, the UK's leading department store business, and I am currently a Non-executive Director of WH Smith plc. I believe my extensive experience in the retail and service industries is beneficial to the Brambles Board."

The Board recommends the re-election of Mr C L Mayhew.



Mr J Nasser AO
Non-executive Director (age 59)
Member of the Remuneration Committee and the Nominations Committee.

A Director of Brambles since March 2004. He is a Senior Partner of One Equity Partners; a Director of BHP Billiton Limited and BHP Billiton plc, British Sky Broadcasting Group plc and Quintiles Transnational Corporation; and is a member of the International Advisory Board of Allianz AG. Mr J Nasser served as a member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998–2001 and as Chairman of Polaroid from 2002 through early 2005. His 33-year career with Ford included a variety of assignments including senior leadership positions in Europe, Australia, Asia and South America. Mr J Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was appointed an officer of the Order of Australia and awarded a Centenary Medal for services to Australian society.

Mr Nasser says: "Brambles operates in 45 countries around the world. During my 33-year career with Ford, I had operational roles in Europe, Asia and South America and then travelled regularly when I was President and Chief Executive Officer. I am currently a Non-executive Director of BHP Billiton, the world's largest diversified resources company, with operations in 25 countries. I believe my international operational experience allows me to make a valuable contribution to the Brambles Board."

The Board recommends the re-election of Mr J Nasser.

EXPLANATORY NOTES (CONTINUED)

Resolutions 7 and 8 – Share Plans

ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders was sought and received at the Brambles Industries plc and Brambles Industries Limited Extraordinary General Meetings held on 1 November 2006 and 9 November 2006 respectively for Mr M F Ihlein and Mr D J Turner to participate in the Brambles Limited 2006 Performance Share Plan (the **"2006 Share Plan"**) until 9 November 2009, in the manner set out in the Information Memorandum circulated to shareholders in September 2006 (the **"Information Memorandum"**).

On 30 June 2007, Mr D J Turner retired as Chief Executive Officer of Brambles and was succeeded by Mr M F Ihlein. Due to his change in role from Chief Financial Officer to Chief Executive Officer, there will be material changes to the terms of Mr M F Ihlein's participation in the 2006 Share Plan, as set out in the Information Memorandum. Therefore approval from shareholders is being sought in relation to Mr M F Ihlein's ongoing participation in the 2006 Share Plan.

On 12 September 2007, Brambles announced to the Australian Securities Exchange the appointment of Ms E Doherty as the Chief Financial Officer of Brambles. As part of her remuneration, Ms E Doherty may participate in the 2006 Share Plan. It is expected that Ms E Doherty will commence employment with Brambles on 1 December 2007 (**"Commencement Date"**) and will be appointed as a Director of Brambles at that time.

Details of the service agreement between Brambles and Mr M F Ihlein have been disclosed in the Remuneration Report on pages 58 to 80 of the 2007 Brambles Annual Report and details of the service agreement between Brambles and Ms E Doherty were announced to the Australian Securities Exchange on 21 September 2007. The number of rights to Brambles shares (**"Awards"**) that will be granted to Mr M F Ihlein and Ms E Doherty each year under the terms of their service agreements will be a specified percentage of their respective total fixed remuneration for that year divided by the volume weighted average price for Brambles shares for the five trading days up to and including the day of grant (**"Formula"**).

The number of Awards to be granted to Mr M F Ihlein and Ms E Doherty will be determined in accordance with the Formula at the time of the relevant grant and will be taken to be granted under the 2006 Share Plan.

Depending on the actual performance against annual targets, the face value of Awards made to Mr M F Ihlein will be determined by reference to the numbers in the following table (expressed as a percentage of his total fixed remuneration):

Performance against annual targets	Type of Awards	M F Ihlein % of total fixed remuneration
Threshold	STI Award	24%
	Enhanced STI Award	12%
	LTI Award	88%
Target	STI Award	45%
	Enhanced STI Award	22.5%
	LTI Award	88%
Maximum	STI Award	67%
	Enhanced STI Award	33.5%
	LTI Award	88%

Depending on the actual performance against annual targets, the face value of Awards made to Ms E Doherty will be determined by reference to the numbers in the following table (expressed as a percentage of her total fixed remuneration):

Performance against annual targets	Type of Awards	E Doherty % of total fixed remuneration
Threshold	STI Award	24%
	Enhanced STI Award	12%
	LTI Award	67%
Target	STI Award	45%
	Enhanced STI Award	22.5%
	LTI Award	67%
Maximum	STI Award	67%
	Enhanced STI Award	33.5%
	LTI Award	67%

In recognition of Ms E Doherty forfeiting certain short and long term incentives on leaving her former employment, Brambles will grant such number of Awards (**"Sign On Awards"**) to her determined in accordance with the following formula (**"Sign On Formula"**):

$$\frac{A\$975{,}000}{P}$$

where P is the volume weighted average price of Brambles shares for the 30 day period prior to the Commencement Date. The Sign On Awards will be granted as STI Awards under the 2006 Share Plan and will not be subject to any performance hurdles. They will be granted on the Commencement Date and will vest and become exercisable on the third anniversary of the Commencement Date.

Approval is sought for the grant of Awards to Mr M F Ihlein and Ms E Doherty under the 2006 Share Plan in the manner described above for the period ending on the third anniversary of the date of this Annual General Meeting, namely 16 November 2010.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the Awards to be granted to Mr M F Ihlein and Ms E Doherty under the 2006 Share Plan:

(a) The maximum number of securities that may be acquired by Mr M F Ihlein, including the formula for determining the number of securities that may be acquired by him – see the Formula set out above.

The maximum number of securities that may be acquired by Ms E Doherty, including the formula for determining the number of securities that may be acquired by her – see the Formula and Sign On Formula set out above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the scheme – see the Formula and Sign On Formula set out above.

(c) The names of all directors and their associates who received securities under the scheme since the last approval, the number of the securities received and acquisition price for each security:

Director	Type of Awards	Number of Share Rights
Mr M F Ihlein	STI Award	68,713
	Enhanced STI Award	34,357
	LTI Award	75,681
Mr D A Mezzanotte[1]	STI Award	63,550
	Enhanced STI Award	31,775
	LTI Award	60,358
Mr D J Turner	STI Award	142,565
	Enhanced STI Award	71,283
	LTI Award	188,657

No consideration was payable for any of the above Awards.

1 Mr D A Mezzanotte was appointed as a Director of Brambles on 1 January 2007. In order to be able to grant him Awards under the 2006 Share Plan at the same time that they were made to other senior executives, the Company applied to the ASX for a waiver from ASX Listing Rules 10.11 and 10.14. Brambles requested permission to issue Mr D A Mezzanotte the Awards set out in the table above, pursuant to the terms of the 2006 Share Plan. The ASX granted this waiver.

(d) The names of all directors and their associates entitled to participate in the scheme – Mr M F Ihlein is the only Director currently entitled to participate in the 2006 Share Plan. Once Ms E Doherty is appointed as a Director, she will also be entitled to participate in the 2006 Share Plan.

(e) A voting exclusion statement – see the main body of the Notice of Annual General Meeting.

(f) The terms of any loan in relation to the acquisition – not applicable.

(g) Details of any securities issued under the 2006 Share Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the 2006 Share Plan after the approval of Resolutions 7 and 8 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mr M F Ihlein and Ms E Doherty, the proposed Awards, being consistent with the grant of Awards to other senior executives of Brambles, are unanimously recommended to shareholders by the independent Directors of the Board. If approved, Awards may only be issued to Mr M F Ihlein and Ms E Doherty until 16 November 2010.

Resolution 9 – Authorisation of on-market share buy-backs

Details on this resolution are set out in the Explanatory Statement forming part of this Notice.

EXPLANATORY STATEMENT

This Explanatory Statement accompanies and forms part of the Notice of Annual General Meeting for Brambles to be held at 10.00 am AEST on Friday, 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000. Information relevant to resolution 9 of this Notice of Meeting (the "**Buy-Back Resolution**") to be considered at the Meeting is provided in this Explanatory Statement and shareholders should read the Notice of Meeting and this Explanatory Statement in full.

Terms used in this Explanatory Statement have the meanings given in section 10 below.

If shareholders are in doubt as to what action they should take, they are recommended to seek their own personal financial advice from an authorised independent adviser.

1. Introduction

On 20 June 2007, Brambles announced that it had completed the on-market share buy-back programme which commenced on 5 December 2006, the day after unification of the dual-listed companies structure of the Brambles Group was completed, (the "**Initial Buy-Back Programme**"). The Initial Buy-Back Programme was highly successful with the maximum permissible number of shares having been bought back. A total of 141,536,975 shares were bought back at an average price of A$13.32 each. The Initial Buy-Back Programme represented an important step towards achieving Brambles' stated objective of maintaining an appropriate capital structure for the Company.

Upon completion of the Initial Buy-Back Programme, Brambles also announced that it expected strong cash flows to continue to be generated for the foreseeable future, and that accordingly it would seek shareholder approval at the forthcoming Annual General Meeting in November 2007 to refresh Brambles' share buy-back capacity to allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. This was confirmed on 22 August 2007, when Brambles announced its results for the year ended 30 June 2007. A formal announcement of this programme ("**Further Buy-Back Programme**") was made to the ASX on 21 September 2007.

The Directors unanimously recommend that Brambles shareholders vote in favour of the Buy-Back Resolution.

2. Approval of the Further Buy-Back Programme

The Corporations Act permits a company to buy back shares in itself, provided the buy-back does not materially prejudice the company's ability to pay its creditors and provided also that the company complies with specified procedures laid down in the Corporations Act. A company is entitled to buy back its shares on-market without shareholder approval, provided that the total number of shares bought back does not exceed 10% of the smallest number of shares on issue during the previous 12 months. On-market buy-backs over the 10% limit require prior shareholder approval.

Since December 2006, Brambles has bought back on-market the equivalent of approximately 10% of its issued share capital. If the Buy-Back Resolution is passed, Brambles will be authorised to undertake further on-market buy-backs of its shares during the 12 month period after the Buy-Back Resolution is approved, provided that:

EXPLANATORY STATEMENT (CONTINUED)

- the total number of shares bought back on-market during that 12 month period does not exceed 141,903,916, being 10% of the total shares on issue in Brambles as at 12 September 2007 (the last practicable day prior to the publication of this Notice); and
- the purchase price under any such on-market buy-back does not exceed the maximum set by ASX Listing Rule 7.33.

The Buy-Back Resolution is an ordinary resolution, meaning that it must be passed by at least 50% of the votes cast by Brambles shareholders who are entitled to vote on the Buy-Back Resolution and who are present in person or by proxy at the Meeting.

Approval of the Buy-Back Resolution will constitute an authorisation only and will not oblige Brambles to undertake any buy-back whatsoever.

3. Information regarding the Further Buy-Back Programme

3.1 Number of shares on issue

As at 12 September 2007 (the last practicable day prior to the publication of this Notice), Brambles had 1,419,039,169 shares on issue.

3.2 Quantity of shares to be bought back

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 141,903,916 shares, being 10% of the total shares on issue in Brambles as at 12 September 2007 (the last practicable day prior to the publication of this Notice).

3.3 Buy-back period

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 141,903,916 shares during the 12 month period after the Buy-Back Resolution is passed.

3.4 Buy-back price

The purchase price paid by Brambles under the Further Buy-Back Programme must not exceed the maximum set by ASX Listing Rule 7.33. Under that Listing Rule, a company may only buy back shares under an on-market buy-back at a price which is not more than 5% above the average market price for securities in that class. The average is calculated over the last five days on which sales in the shares were recorded before the day on which the purchase under the buy-back was made.

3.5 Buy-backs of shares on ASX and LSE

Under the Further Buy-Back Programme, Brambles may buy back shares traded on the ASX or the LSE (which are settled via Brambles CDIs) during the ordinary course of trading on the relevant exchange in accordance with the Corporations Act and the rules of the relevant exchange applicable to Brambles as an Australian company with a primary listing on the ASX.

3.6 Recent share price history

The closing price of Brambles shares on the ASX on 12 September 2007, being the last practicable trading day prior to publication of this Notice, was A$13.81.

The closing price of Brambles shares on the LSE (which are settled via Brambles CDIs) on 12 September 2007, being the last practicable trading day prior to publication of this Notice, was £5.60.

4. Reasons for the Further Buy-Back Programme

The Buy-Back Resolution, if passed, would provide Brambles with flexibility in implementing its ongoing capital management initiatives, with a view to achieving and maintaining an appropriately structured balance sheet.

Compared to other mechanisms for returning surplus capital, including off-market share buy-backs, pro rata capital returns, and special and ordinary dividends, an on-market buy-back offers Brambles a simple and flexible tool whereby shares can be purchased when and if opportunities arise, with few implementation costs.

Furthermore, an on-market buy-back will have a more favourable earnings per share impact than a pro rata capital return or dividend due to the purchase and subsequent cancellation of shares under an on-market buy-back.

5. Interests of Directors

The following table contains details (current as at 12 September 2007, the last practicable day prior to publication of this Notice), of the Brambles shares in which each Director held relevant interests, the Brambles share options held by each Director and the Brambles share rights held by each Director.

Shareholder	No. of Brambles Shares	No. of Brambles Share Options	No. of Brambles Share Rights
D R Argus AO	161,129	–	–
A G Froggatt	14,890	–	–
D J Turner	372,016	2,220,270	1,695,845
D P Gosnell	14,450	–	–
H-O Henkel	50,000	–	–
S P Johns	47,500	–	–
S C H Kay	10,400	–	–
G J Kraehe AO	31,561	–	–
C L Mayhew	16,500	–	–
J Nasser AO	100,000	–	–
M F Ihlein	646,470	–	432,919
D A Mezzanotte	508,336	–	356,357

6. Effect of Further Buy-Back Programme on Brambles

Any shares purchased under the Further Buy-Back Programme will be paid for in cash and will therefore increase the amount of Brambles' borrowings or reduce the amount of Brambles' cash assets.

All shares bought back under the Further Buy-Back Programme will be cancelled, thus reducing Brambles' issued share capital.

Brambles' ability to pay its creditors will not be materially prejudiced by the Company undertaking the Further Buy-Back Programme.

As shares purchased under the Further Buy-Back Programme will occur on-market, no part of the buy-back price would be treated as a dividend for tax purposes. Accordingly, there will be no franking credits attached to the payment of the buy-back price. In addition, as Brambles intends to debit the payment for shares purchased under the buy-back to its share capital account, the Further Buy-Back Programme is not anticipated to have any impact on Brambles' franking account.

Source of funds

All shares purchased under the Further Buy-Back Programme will be funded by committed credit facilities or surplus cash.

7. Advantages and disadvantages of the Further Buy-Back Programme

The advantages of the Further Buy-Back Programme are described in section 4 above.

The Directors believe that the Further Buy-Back Programme does not pose any material disadvantages to shareholders and is not expected to have a material impact on the control of Brambles or the relative voting power of shareholders in Brambles.

In making their decision on how to vote on the Buy-Back Resolution, shareholders should be aware that any shares bought back by Brambles would result in a reduction in the number of ordinary shares on issue. However, given the maximum number of shares that could be bought back under the Further Buy-Back Programme, the Board does not believe that the Further Buy-Back Programme will have a material impact on liquidity or the index weighting of Brambles' ordinary shares.

8. Financial statements

The most recent set of audited financial statements for the Brambles Group was for the financial year ending 30 June 2007. Those financial statements were contained in the 2007 Brambles Annual Report provided or made available to shareholders. The 2007 Brambles Annual Report is available for viewing at Brambles' website at www.brambles.com.

Brambles will provide to any of its shareholders upon request a printed copy of the above document free of charge.

9. Other relevant information

The Directors consider that there is no other information known to Brambles that is material to the decision as to how to vote on the Buy-Back Resolution except information which it would be unreasonable to require Brambles to include in this document because Brambles has previously disclosed that information to its shareholders.

10. Definitions

In this Explanatory Statement, the following definitions apply unless provided otherwise.

"AEST" means Australian Eastern Standard Time.

"ASX" means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

"Brambles" means Brambles Limited (ABN 89 118 896 021).

"Brambles share" or **"share"** means a fully paid ordinary share in the capital of Brambles.

"Brambles CDI" means a CREST depositary interest representing an entitlement to one Brambles share.

"buy-back" has the meaning given in the Corporations Act, meaning the acquisition by a company of shares in itself.

"Buy-Back Resolution" means resolution 9 set out in this Notice of Annual General Meeting.

"Corporations Act" means the *Corporations Act 2001 (Cth)*.

"Further Buy-Back Programme" means Brambles' on-market share buy-back programme which was announced on 21 September 2007, subject to shareholder approval.

"Initial Buy-Back Programme" means Brambles' on-market share buy-back programme which commenced on 5 December 2006, the day after the dual-listed companies structure of the Brambles Group was unified.

"LSE" means the London Stock Exchange plc or, as the context requires, the financial market operated by it.

"Meeting" means the Annual General Meeting of Brambles convened by this Notice of Annual General Meeting.

"on-market buy-back" has the meaning given in the Corporations Act, being a buy-back by a listed corporation on a prescribed financial market in the ordinary course of trading on that market".

HOW TO VOTE

Ordinary shareholders

Ordinary shareholders can vote in one of three ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives

Shareholders who plan to attend the meeting are asked to arrive at the venue thirty minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendances noted. Shareholders attending in person must register their attendance upon arrival.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment, certified by a secretary or director of the company. A form of certificate may be obtained from the Brambles Share Registry at http://www.linkmarketservices.com.au/shareholders/iwsDownloadForms.asp or from the address below. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in the company's share register shall be accepted to the exclusion of the others.

Voting by proxy – using the proxy form or electronically

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the proxy form enclosed with this Notice or by lodging it electronically (see below). Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the proxy form must be completed and received by 10.00 am (AEST)/11.00 am Australian Eastern Daylight Savings Time (AEDT) on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at the Brambles Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting the Brambles Share Registry's website at www.linkmarketservices.com.au, going to the proxy voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN").

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00 am (AEST)/11.00 am (AEDT) on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting.

Proxy forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney

If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the proxy form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above by no later than 10.00 am (AEST)/11.00 am AEDT on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with the Brambles Share Registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies

Any revocations of proxies (including online proxies) or powers of attorney must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above before the commencement of the meeting, or at the registration desk for the 2007 Annual General Meeting at Hilton Brisbane from 9.30 am (AEST) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Wednesday, 14 November 2007.

CDI holders

CDI holders can vote in one of two ways:

- by giving voting directions using the voting instructions form enclosed with this Notice of Meeting; or
- by registering voting directions electronically.

Voting directions – using the voting instructions form or electronically

CDI holders should follow the instructions and notes on the voting instruction form enclosed with this Notice or by registering electronically (see below). Should any resolution, other than those specified in this Notice, be proposed at the meeting, your shares will not be voted on that resolution. If a voting direction is given to abstain from voting on an item of business, on a poll, the shares that are the subject of the voting direction will not be counted in calculating the required majority.

For voting directions to be effective, the voting instruction form must be completed and received by 12 noon (GMT) on Friday, 9 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting:

- at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BJ, UK using the enclosed reply paid pre-addressed envelope; or
- at the facsimile number +44 (0) 1903 702 341.

Alternatively, you can lodge your voting instructions online by visiting Lloyds TSB Registrars' website at www.sharevote.co.uk, and following the instructions on the website. To use the online lodgements facility, CDI holders will need their Reference Number, Card ID and Account Number (printed on the voting instructions form).

For the lodgement of your voting instructions to be valid, you will need to complete the online lodgement by 12 noon (GMT) on Friday, 9 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting.

Voting instructions received after this time will be invalid.

Voting in person

CDI holders are welcome to attend the meeting as guests, but CDI holders wishing to personally use the voting rights attaching to the Brambles ordinary shares represented by their CDIs at the meeting, would first have to effect the cancellation of their Brambles CDIs for the underlying Brambles ordinary shares so that such ordinary shares are held with a depository financial institution which is a participant in CHESS, by 7.00 pm (AEDT) on Wednesday, 14 November 2007.

Further details of how such cancellation can be effected are available by writing to the Share Plan Manager, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia or, for CDI holders who hold their CDIs through Lloyds TSB Registrars Corporate Nominee Limited, by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK (corporate.nominee@lloydstsb-registrars.co.uk).

DIRECTIONS TO THE ANNUAL GENERAL MEETING

The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007 at 10.00 am (AEST).

If you have any questions about the location of the Annual General Meeting please call:

Brambles Limited
Telephone +61 (0)2 9256 5222
(during business hours).


HILTON HOTEL BRISBANE
BRISBANE RIVER
BRISBANE RIVER
GPO
ROMA STREET
TURBOT STREET
ANN STREET
ADELAIDE STREET
QUEEN STREET
CREEK STREET
ALBERT STREET
GEORGE STREET
ELIZABETH STREET
CHARLOTTE STREET
MARY STREET
MARGARET STREET
ALICE STREET
EDWARD STREET
WILLIAM STREET
VICTORIA BRIDGE
PACIFIC MOTORWAY
BOTANIC GARDENS

Brambles

www.brambles.com






Brambles

www.brambles.com

Investments Commission

Express post
25 Sept 07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
25/09/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 9 / 0 8 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 25/09/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	14,701	0.00	0.00
ORD	17,410	0.00	0.00
ORD	26,614	0.00	0.00
ORD	8,732	0.00	0.00
ORD	4,216	4.74	0.00
ORD	133,407	5.63	0.00
ORD	420	6.09	0.00
ORD	11,538	8.20	0.00
ORD	3,678	0.00	0.00
ORD	4,896	0.00	0.00
ORD	5,988	4.74	0.00
ORD	82,917	5.63	0.00
ORD	7,590	6.09	0.00
ORD	12,820	8.20	0.00
ORD	2,184,879	0.00	0.00
ORD	123,060	0.00	0.00
ORD	48,798	0.00	0.00
ORD	392,421	0.00	0.00
ORD	171,892	0.00	0.00
ORD	119,648	0.00	0.00
ORD	1,834	4.74	0.00
ORD	167,067	5.63	0.00
ORD	3,324	6.09	0.00
ORD	10,256	8.20	0.00

30/8/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed
28/08/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes

Refer to the following table for the share *class codes for sections* C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
[ ] Proprietary company	Not required	✓	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	✓	✓	✓
[x] if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
[ ] Proprietary company	✓	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	✓	Not required	✓	✓
[ ] if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
[ ] Proprietary company	Not required	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	✓	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 8 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 28/08/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	73,330	0.00	0.00
ORD	13,792	4.74	0.00
ORD	47,798	5.63	0.00
ORD	1,600	6.09	0.00
ORD	2,564	8.20	0.00
ORD	25,872	0.00	0.00
ORD	192,794	7.08	0.00
ORD	2,416	4.74	0.00
ORD	97,466	5.63	0.00
ORD	800	6.09	0.00
ORD	5,128	8.20	0.00

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
07/08/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 7 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 07/08/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	800	4.74	0.00
ORD	71,060	5.63	0.00
ORD	3,924	6.09	0.00
ORD	3,846	8.20	0.00
ORD	90,776	10.41	0.00
ORD	9,148	4.74	0.00
ORD	18,289	5.63	0.00
ORD	1,282	8.20	0.00
ORD	30,985	10.41	0.00
ORD	24,920	4.74	0.00
ORD	44,469	5.63	0.00
ORD	1,340	6.09	0.00
ORD	10,256	8.20	0.00
ORD	11,130	4.74	0.00
ORD	19,748	5.63	0.00
ORD	1,282	8.20	0.00

Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
10/07/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 0 6 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 10/07/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,400	4.74	0.00
ORD	72,519	5.63	0.00
ORD	3,846	8.20	0.00
ORD	15,225	10.41	0.00
ORD	6,400	4.74	0.00
ORD	31,790	5.63	0.00
ORD	7,692	8.20	0.00
ORD	13,820	10.41	0.00
ORD	55,318	0.00	0.00
ORD	800	4.74	0.00
ORD	78,467	5.51	0.00
ORD	25,769	5.63	0.00
ORD	840	6.09	0.00
ORD	78,467	7.08	0.00
ORD	1,282	8.20	0.00
ORD	11,827	10.41	0.00
ORD	4,408	4.74	0.00
ORD	87,068	5.63	0.00
ORD	6,906	6.09	0.00
ORD	3,846	8.20	0.00
ORD	125,256	10.41	0.00

Express Post
21/6/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
21/06/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	132,838	0.00	0.00
ORD	109,097	5.63	0.00
ORD	2,564	8.20	0.00
ORD	3,520	10.41	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

14/06/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

21/6/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 118 896 021

Corporate key: 91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5225

Postal address:
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet: 5

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: CRAIG VAN DER LAAN DE VRIES

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 21/06/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

08/06/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 21/06/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	13,041	167,104.37
ORD	150,000	1,959,585.00
ORD	150,000	1,941,300.00
ORD	150,000	1,911,690.00
ORD	150,000	1,884,165.00
ORD	150,000	1,889,175.00
ORD	150,000	1,850,190.00
ORD	150,000	1,879,110.00
ORD	150,000	1,890,690.00
ORD	150,000	1,931,760.00
ORD	291,151	3,723,879.52

12/6/07

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 118 896 021

Corporate key: 91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5225

Postal address:
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet: 4

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed: 1 2 / 0 6 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

18/05/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 12/06/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3,740	5.63	0.00
ORD	2,564	8.20	0.00
ORD	32,238	10.41	0.00
ORD	56,994	7.08	0.00
ORD	76,157	0.00	0.00
ORD	100,229	5.60	0.00
ORD	100,229	7.08	0.00
ORD	3,740	5.63	0.00
ORD	8,711	6.09	0.00
ORD	1,282	8.20	0.00
ORD	51,102	10.41	0.00
ORD	134,459	0.00	0.00
ORD	18,458	0.00	0.00
ORD	45,283	5.12	0.00
ORD	45,283	5.31	0.00
ORD	157,532	5.63	0.00
ORD	72	6.09	0.00
ORD	2,564	8.20	0.00
ORD	12,317	10.41	0.00

12/6/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 2 / 0 6 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

18/05/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 12/06/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	31,823	432,026.55
ORD	50,000	677,230.00
ORD	1,070,000	14,423,386.00
ORD	17,220	231,415.54
ORD	753,640	10,051,899.59
ORD	14,456	194,112.52
ORD	390,000	5,177,250.00
ORD	16,229	214,507.79
ORD	550,000	7,283,980.00
ORD	2,824	38,097.86
ORD	631,415	8,299,950.18
ORD	4,091	53,738.13
ORD	769,030	10,098,286.74
ORD	944,660	12,191,781.96
ORD	2,143	27,406.39
ORD	638,833	8,227,466.32
ORD	157,996	2,036,505.24
ORD	700,000	9,039,590.00
ORD	1,000,000	12,837,500.00
ORD	924,489	11,829,576.35
ORD	143,710	1,860,570.26

Express post
18/5/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

Th[illegible] form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature
[signature]

Date signed
18/05/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 6 / 0 4 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z *and either a Form 208 or a copy of the contract.*

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 18/05/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	6,206	0.00	0.00
ORD	7,200	4.74	0.00
ORD	12,679	5.63	0.00
ORD	3,175	6.09	0.00
ORD	8,974	8.20	0.00
ORD	3,740	5.63	0.00
ORD	3,846	8.20	0.00
ORD	15,840	10.41	0.00
ORD	2,400	6.09	0.00
ORD	67,358	7.08	0.00
ORD	22,150	0.00	0.00
ORD	6,260	0.00	0.00
ORD	2,800	4.74	0.00
ORD	5,610	5.63	0.00
ORD	2,533	6.09	0.00
ORD	2,564	8.20	0.00
ORD	4,586	10.41	0.00

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
18/05/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 3 / 0 4 / 0 7
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 18/05/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	1,971,773	27,057,852.17
ORD	2,715,438	36,842,791.24
ORD	3,200,000	42,639,360.00
ORD	1,107,984	14,725,882.95
ORD	2,345	31,627.02
ORD	1,410,871	18,807,192.60
ORD	1,226,228	16,324,160.25
ORD	2,247	30,538.22
ORD	950,000	12,435,975.00
ORD	515,075	6,774,729.97
ORD	6,476	84,819.65
ORD	550,000	7,258,900.00
ORD	537,734	7,081,042.63
ORD	470,000	6,194,365.00
ORD	510,825	6,704,220.55
ORD	10,408	136,392.79
ORD	196,484	2,595,750.12
ORD	9,920	131,803.88
ORD	100,000	1,341,050.00
ORD	15,734	212,102.64
ORD	169,973	2,283,723.23
ORD	1,738	23,637.35
ORD	17,746	241,168.14

Express Post
26/4/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
14

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
24/04/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	Refer to Annexure marked "A"		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 0 3 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 24/04/2007

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	7,480	5.63	0.00
ORD	1,326	6.09	0.00
ORD	5,128	8.20	0.00
ORD	89,103	10.41	0.00
ORD	39,200	10.41	0.00
ORD	4,800	4.74	0.00
ORD	13,090	5.63	0.00
ORD	935	6.09	0.00
ORD	6,410	8.20	0.00
ORD	20,424	10.41	0.00
ORD	32,203	4.32	0.00
ORD	32,203	3.59	0.00
ORD	17,094	0.00	0.00
ORD	800	4.74	0.00
ORD	9,350	5.63	0.00
ORD	5,453	7.68	0.00
ORD	3,846	8.20	0.00
ORD	8,862	10.41	0.00
ORD	266,048	5.31	0.00
ORD	74,152	0.00	0.00
ORD	30,080	10.41	0.00

26/4/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
~~4~~ 5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed
24/04/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

30/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 24/04/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	2,621	35,482.74
ORD	611,595	8,338,975.51
ORD	250,000	3,384,217.15
ORD	3,434,318	46,563,170.31
ORD	8,633	116,519.19
ORD	11,426,246	153,601,882.35
ORD	11,172	149,450.00
ORD	396,781	5,319,682.55
ORD	25,308	338,410.60
ORD	1,224,074	16,605,543.07
ORD	183,618	2,473,795.30
ORD	1,339,275	18,098,560.57
ORD	8,822	118,550.61
ORD	2,154,785	29,066,972.26
ORD	60,789	820,915.03
ORD	1,758,662	23,968,100.93
ORD	53,449	716,370.93
ORD	908,064	12,331,236.70
ORD	46,582	627,719.55
ORD	1,023,333	13,960,411.12
ORD	41,316	565,209.29
ORD	1,484,984	20,354,378.69
ORD	17,271	235,421.81
ORD	1,431,830	19,563,522.84
ORD	8,359	113,848.90
ORD	1,968,477	26,791,562.51
ORD	1,413	19,586.66
ORD	2,649,344	36,283,560.88
ORD	2,500,085	34,120,660.06

21/4/07 AO.

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 118 896 021

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5225

Postal address:
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet: 4

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed
30/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	11,082	147,989.16
ORD	1,946,162	26,343,248.83
ORD	20,442	277,516.90
ORD	4,833,199	65,579,260.63

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

27/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

82-5205

Australian Securities & Investments Commission

SENDER TO KEEP BN7399938

Express Post 2/4/07 [handwritten initials]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 118 896 021

Corporate key: 91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5225

Postal address:
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet: 4

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

T' 'orm must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: CRAIG VAN DER LAAN DE VRIES

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 28/03/07 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,765,125	$23,614,548.30
ORD	2,279,807	$30,415,589.13
ORD	1,664,588	$22,382,216.71
ORD	2,208,357	$29,729,564.44
ORD	3,203,003	$43,243,743.50

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

20/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Investments Commission

21/4/07 db

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed
30/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other
  Description
  Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	44,000	589,027.00
ORD	6,164	82,936.64
ORD	18,563	244,006.42
ORD	23,353	311,717.43
ORD	230,422	3,102,990.93

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

19/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Investments Commission

21407 Rb

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed
30/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	8,974	8.20	0.00
ORD	79,929	10.41	0.00
ORD	420	6.09	0.00
ORD	77,244	5.31	0.00
ORD	18,038	0.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 0 3 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

21/4/07 [handwritten initials]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
[ ] Director
[x] Company secretary

Signature
[signature]

Date signed
3 0 / 0 3 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	114,984	0.00	0.00
ORD	34,728	4.29	0.00
ORD	17,347	5.81	0.00
ORD	6,000	8.00	0.00
ORD	17,276	0.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 0 3 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

21/4/07 [illegible]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
30/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	32,608	0.00	0.00
ORD	85,497	5.31	0.00
ORD	34,821	5.28	0.00
ORD	400	4.74	0.00
ORD	9,350	5.63	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 0 3 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

82-5205

Australian Securities & Investments Commission

Express Post 24/07 [handwritten initials]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 118 896 021

Corporate key: 91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5225

Postal address:
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet: 3

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: CRAIG VAN DER LAAN DE VRIES

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 30/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	56,578	0.00	0.00
ORD	77,226	4.75	0.00
ORD	77,226	4.27	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

28/02/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

__ __/__ __/__ __

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Express Post
20/3/07

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
20/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,050,000	$27,020,435.00
ORD	994,943	$13,157,026.73
ORD	883,033	$11,816,129.48
ORD	1,680,513	$22,672,977.24
ORD	2,707,352	$35,966,629.84

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

14/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

2013107
CN 2166777

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
20/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] *Under section 651C, 724(2), 737 or 738*
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,050,000	$40,119,700.00
ORD	4,324,367	$56,840,777.16
ORD	6,159,485	$80,101,022.68
ORD	2,282,334	$29,828,279.51
ORD	2,431,955	$32,183,519.69

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

06/03/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 **Change to share structure**

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
91728614

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
08/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other
  Description
  Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,403,892	$46,101,292.08
ORD	4,511,934	$62,343,196.85
ORD	2,272,733	$31,098,714.73
ORD	3,300,010	$44,521,424.91
ORD	6,406,473	$84,663,462.64

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

27/02/07
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

END